SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of July 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                    ---    ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                     Sanofi-Synthelabo announces its listing
                         on the New York Stock Exchange



Sanofi-Synthelabo (Euronext : "SAN") announces its listing on the New York Stock Exchange ("NYSE"), with trading commencing today July 1, 2002. Sanofi-Synthelabo's shares will be traded under the form of American Depositary Receipts (ADRs). The Sanofi-Synthelabo ADR will trade under the ticker symbol "SNY" and will represent one half of one ordinary share. The Bank of New York will act as the ADR Depositary Bank.

No new Sanofi-Synthelabo shares will be issued in conjunction with the listing and Sanofi-Synthelabo will retain its existing listing on Euronext Paris.

The growing presence of Sanofi-Synthelabo's products and operations in the United States, together with the depth of its research and development portfolio, makes the listing on the NYSE a natural move. The NYSE listing will increase Sanofi-Synthelabo's visibility in the United States and permit a broader range of investors to access Sanofi-Synthelabo's capital on the world's largest financial market.

In parallel with the NYSE listing, a targeted North American investor relations program is being initiated. Sanofi-Synthelabo will be visiting investors in September, following the publication of its results for the six months ended June 30, 2002. Merrill Lynch is advising Sanofi-Synthelabo with respect to its NYSE listing.



Information on Sanofi-Synthelabo

Sanofi-Synthelabo was created in May 1999 from the merger of Sanofi and Synthelabo. Since then, the combined company has firmly established itself as a leading global pharmaceutical company and one of the fastest growing companies in its peer group.



In 2001, Sanofi-Synthelabo posted consolidated sales of EUR 6,488 million, an increase of 15% over 2000 on a comparable basis and developed sales of EUR 8,746 million, an increase of 21% over 2000 on a comparable basis (developed sales include Sanofi-Synthelabo consolidated sales and sales generated by Bristol-Myers-Squibb on Plavix(R)/Iscover(R) and Aprovel(R)/Avapro(R)/Karvea(R), and by Pharmacia on Stilnox(R)/Ambien(R)).

Sanofi-Synthelabo currently has 48 compounds under development, including 20 in phase II or III.

For 2001, net profit before exceptional items and goodwill amortization reached EUR 1,376 million, an increase of 43% over 2000.


Leading Products

Sanofi-Synthelabo's rapid growth has been driven by three blockbuster products.


Plavix(R)/Iscover(R) (atherothrombosis) : 2001 consolidated sales reached EUR 705 million (an increase of 62% over 2000) ; developed sales amounted to EUR 2,033 million, an increase of 55% over 2000.

Ambien(R)/Stilnox(R)/Myslee(R) (insomnia) : 2001 consolidated sales reached EUR 786 million (an increase of 33% over 2000) ; developed sales amounted to EUR 1,215 million, an increase of 29% over 2000.

Avapro(R)/Aprovel(R)/Karvea(R) (hypertension) : 2001 consolidated sales reached EUR 423 million (an increase of 42% over 2000) ; developed sales amounted to EUR 924 million, an increase of 37% over 2000.


Alongside these three existing blockbusters, two products already on the market have the potential to become leading products.

Eloxatine(R) (colorectal cancer) : this product, already marketed in numerous countries outside the United States, reached sales of EUR 196 million in 2001, an increase of 41% over 2000. In April 2002, Eloxatine was granted fast track review status by the FDA for the review of the application completed in June 2002.

Arixtra(R) (prevention of venous thrombo-embolic events following orthopedic surgery) : this synthetic agent was launched with Organon in the first quarter of 2002 in the United States. Launches in Europe have started in March 2002. A large program of clinical trials is currently ongoing to support the extension of Arixtra(R)'s indications.

In addition, two important compounds in phase III clinical trials, may potentially become major products in the next few years : dronedarone (atrial fibrillation) and rimonabant (obesity).

U.S. presence

Over the last three years, Sanofi-Synthelabo has significantly expanded its U.S. operations.

In order to support the continued growth of its existing blockbuster products, and the launch of new products, Sanofi-Synthelabo has steadily built its U.S. pharmaceutical salesforce. Currently, the company has in excess of 2,000 sales representatives in the United States.

In addition, the acquisition of Pharmacia's stake in the Lorex joint venture on April 16, 2002 gave Sanofi-Synthelabo full marketing rights for Ambien(R).

In 2001, Sanofi-Synthelabo's U.S. operations reached consolidated sales of EUR 1,083 million, an increase of 28% over 2000, and developed sales of EUR 3,107 million, an increase of 36% over 2000. In 2001, the U.S. operations contributed 36% of developed sales and 41% of operating profit of the group.


All figures (except developed sales) are figures reported under French GAAP. Sales figures are provided on a comparable basis. Sanofi-Synthelabo will continue to report under French GAAP and will provide a U.S. GAAP reconciliation on an annual basis.


This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Sanofi-Synthelabo does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo.



Media Relations contact : Jean-Marc PODVIN
Investor Relations contact : Philippe GOUPIT
A copy of the registration statement on Form 20-F as filed with the Securities and Exchange Commission is available on the company's Web site at www.sanofi-synthelabo.com.

                                                            Paris, June 26, 2002



       Sanofi-Synthelabo announces 3 positive results on its major drugs:
                     Plavix(R), Aprovel(R) and Eloxatine(R)



       Sanofi-Synthelabo announces 3 positive results on its major drugs:
                     Plavix(R), Aprovel(R)and Eloxatine(R).


       - Plavix(R) / Iscover(R) (clopidogrel) : positive opinion of the CPMP - Committee for Proprietary Medicinal Products - for Plavix(R) / Iscover(R) in a new indication in the European Union : treatment of Acute Coronary Syndrome with non ST segment elevation


       - Aprovel(R)/ Karvea(R) (irbesartan) : new indication obtained in the European Union for irbesartan (Aprovel(R)/ Karvea(R)) for the treatment of diabetic renal disease


       - Eloxatine(R)(oxaliplatin) : NDA submission for oxaliplatin in the United States in metastatic colorectal cancer


       Please find attached the three press releases describing these announcements.

                                                            Paris, June 26, 2002



               NDA submission for oxaliplatin in the United States
                         in metastatic colorectal cancer



Sanofi-Synthelabo announced today that it has submitted the last component of the rolling NDA for oxaliplatin in the United States for the second-line treatment in patients with metastatic colorectal cancer.

This NDA is based on a study in patients with colorectal cancer who have progressed while on/or within 6 months following treatment with irinotecan in combination with 5-fluoro-uracil/leucovorin (Saltz regimen).

Based on the interim response rate data obtained with oxaliplatin in combination with 5-fluoro-uracil/leucovorin from this study, the Food and Drug Administration (FDA) had granted oxaliplatin a fast-track review in April of this year.

Contacts:
Sanofi-Synthelabo                                    Bristol-Myers Squibb
Jean-Marc Podvin                                     Caroline Almeida
Tel: +33 1 53 77 42 23                               Tel: +1 609 252 4609



     CPMP Recommends Granting Marketing Authorization in the European Union for Plavix(R)/Iscover(R) (clopidogrel) for the Treatment of Acute Coronary Syndrome with non ST segment elevation

     CPMP Opinion Based on Results of Landmark CURE Study which Demonstrate that Clopidogrel Significantly Reduces Risk of Heart
                    Attack, Stroke or Cardiovascular Death in
                     Patients suffering from Unstable Angina
               and Heart Attack (non-Q-wave myocardial infarction)



[PARIS, June 26, 2002] - Sanofi-Synthelabo (Paris Bourse: Sicovam code 12057) and Bristol-Myers Squibb Company (NYSE: BMY) announced today that the Committee for Proprietary Medicinal Products (CPMP) has adopted a positive opinion recommending to grant a marketing authorization for clopidogrel (Plavix(R), Iscover(R)) in the European Union for a new indication: prevention of atherothrombotic events in patients suffering from non-ST segment elevation acute coronary syndrome (unstable angina or non-Q-wave myocardial infarction) in combination with ASA (aspirin).

The European Union (EU) Commission usually grants approval of products approximately four months after a positive opinion from the CPMP.

"The positive CPMP opinion means that physicians treating patients with acute coronary syndrome will soon be able to prescribe a medicine that can make a dramatic difference in the lives of these patients by reducing the immediate and long-term occurrence of a heart attack, stroke or cardiovascular death." said Dr. Michel Bertrand, CURE investigator and Professor of Cardiology, University of Lille, France. "There are more than 800,000 patients in Europe each year with acute coronary syndrome who could benefit from treatment with clopidogrel", he added.

The positive recommendation by the CPMP is based on the results of the CURE (Clopidogrel in Unstable Angina to Prevent Recurrent Events) study, which was published in The New England Journal of Medicine in August 2001. In the CURE study, which included 12,562 patients with acute coronary syndrome, clopidogrel was compared to placebo, with both groups receiving standard therapy, including aspirin. CURE demonstrated that use of clopidogrel on top of standard therapy including ASA significantly reduced the risk of heart attack, stroke or cardiovascular death by 20 percent (p=0.00009) in patients with unstable angina or heart attack (non-Q-wave myocardial infarction). CURE demonstrated that the benefit occurred early and was maintained long-term (up to 1 year), and was consistently observed in all patient types.

Acute coronary syndrome includes two conditions - unstable angina (chest pain with ECG changes compatible with ischaemia) and heart attack (non Q-wave myocardial infarction). These conditions are manifestations of atherothrombosis
- an underlying common cause of heart attack, stroke or cardiovascular death.

Clopidogrel is marketed worldwide by Sanofi-Synthelabo and Bristol-Myers Squibb as Plavix(R) and Iscover(R). Clopidogrel was discovered by Sanofi-Synthelabo and initially approved for marketing in the European Union in 1998 and in the U.S. in 1997.

Contacts:
Bristol-Myers Squibb                                 Sanofi-Synthelabo
Caroline Almeida                                     Jean-Marc Podvin
Tel: +1 609 252 4609                                 Tel: +33 1 53 77 42 23
Patrice Grand                                        Leslie Hare
Tel: +33 1 40 90 67 06                               Tel: +1 212 551 4007




        European Commission Approves Irbesartan (Aprovel(TM)/Karvea(TM))
                   for the Treatment of Diabetic Renal Disease

   Irbesartan, First Drug Approved throughout European Union for Patients with
              High Blood Pressure and Type 2 Diabetic Renal Disease


(PARIS, JUNE 26, 2002) - Bristol-Myers Squibb Company (NYSE: BMY) and Sanofi-Synthelabo (Paris Bourse: Sicovam code 12057) today announced that the European Commission has approved irbesartan (Aprovel(TM)/Karvea(TM)) in the European Union for a new indication: the treatment of renal disease in people with hypertension and type 2 diabetes mellitus (as part of a antihypertensive drug regimen). Irbesartan is the first blood pressure lowering drug approved across the European Union for treatment of both early and late stage diabetic renal disease in hypertensive type 2 diabetic patients. Irbesartan, an angiotensin II receptor antagonist (AIIRA) is already indicated for the treatment of essential hypertension.

         "Today, we enter a new era in the treatment of diabetic kidney disease," said Dr. Luis Ruilope, Professor of Medicine and Chief of the Hypertension Unit at Hospital 12 de Octubre, Madrid, Spain, a European Clinical Coordinator from the IDNT study. "For the first time, we now have an approved treatment - irbesartan - that can slow the progression of kidney disease in people with high blood pressure and type 2 diabetes. Now we have a treatment that is not only an excellent blood pressure lowering agent but that also has the ability to protect the kidneys from damage, above and beyond its effect on blood pressure lowering."

         This new indication is based on the PRIME (PRogram for Irbesartan Mortality and Morbidity Evaluations) program, consisting of two studies -- IRMA-2 (IRbesartan MicroAlbuminuria Type 2 Diabetes Mellitus in Hypertensive Patients) and IDNT (Irbesartan Diabetic Nephropathy Trial) in people with hypertension and type 2 diabetes. PRIME is the first clinical program to evaluate hypertensive type 2 diabetic patients across the broad spectrum of early (IRMA-2) and late stage (IDNT) kidney disease.

         "Results from the PRIME study demonstrate that treating type 2 diabetes as early as possible can make a dramatic difference in the resulting illness and death caused from this disease in millions of patients worldwide," said IRMA-2 Principal Investigator, Professor Hans-Henrik Parving, Steno Diabetes Centre, Gentofe, Denmark. He continued, "Physicians now have a valuable new tool in irbesartan which slows the progression of kidney disease, and delays or prevents the need for dialysis or a kidney transplant."

         The results of IRMA-2 were published in the Sept. 20, 2001 issue of the New England Journal of Medicine. IRMA-2 showed irbesartan reduces the risk of progression of renal disease in hypertensive patients with type 2 diabetes and microalbuminuria, a marker for early stage renal disease. In patients receiving 300 milligrams of irbesartan daily for about two years, the relative risk reduction was 70 percent (P<0.001) for the development of overt proteinuria versus the control group (placebo plus other allowed medications to lower blood pressure).

         The results of IDNT were also published in the same issue of the New England Journal of Medicine. IDNT demonstrated that irbesartan administered for an average of 2.6 years slows the progression of diabetic nephropathy toward doubling of serum creatinine and end-stage renal disease and its consequences (dialysis, transplantation, death) by 20 percent (P=0.02) versus the control group (placebo plus other allowed medications to lower blood pressure) and by 23 percent (P=0.006) versus amlodipine in hypertensive patients with overt Type 2 diabetic nephropathy.

         According to the World Health Organization, high blood pressure affects more than 600 million people worldwide and more than 135 million people worldwide have diabetes -- about 80 percent of which also have hypertension. The most common form of diabetes is type 2, representing 85 to 95 percent of all diabetes cases, which is the leading cause of end stage renal disease (worsening kidney disease) which can lead to dialysis or the need for a kidney transplant in these patients.

         Irbesartan is marketed worldwide by Bristol-Myers Squibb and Sanofi-Synthelabo under the brand names of Avapro(R), Aprovel(TM), and Karvea(TM). Irbesartan is also marketed in combination with hydrochlorothiazide under the brand names Avalide(R), CoAprovel(TM) and Karvezide(TM). Irbesartan, discovered by Sanofi-Synthelabo research teams, is part of a co-development and marketing agreement initiated in 1993 between Bristol-Myers Squibb and Sanofi-Synthelabo.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 1, 2002

                                     SANOFI-SYNTHELABO


                                      By: /s/ Marie-Helene Laimay
                                          ------------------------------------
                                          Name:  Marie-Helene Laimay
                                          Title: Senior Vice President and
                                                 Chief Financial Officer